Ref.:891

July 26, 2017

Office of the Chief Accountant

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements made by Ml1 Global Telco., Inc. (“the Company”), which were provided to us and which we understand will be filed with the Commission pursuant to Item 4.01 (a) Dismissal of Independent Registered Public Accounting Firm of its Form 8-K, regarding the change in independent registered public accounting firm. We agree with the statements concerning our firm in such Current Report on Form 8-K. We have no basis to agree or disagree with other statements of the Company made under Item 4.01 therein.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8- K.

Very truly yours,

For and on behalf of

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited

(formerly known as DCAW (CPA) Limited)